No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice of Submission of Extraordinary Report Relating to Resolutions Passed and Results of Voting at the 101st Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 24, 2025

This document is a translation from the Japanese original Notice of Resolutions passed by the 101st Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd., prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 24, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

2-3, Toranomon 2-chome,

Minato-ku, Tokyo, 105-8404

Toshihiro Mibe

Director,

President and Representative Executive Officer

Notice of Submission of Extraordinary Report Relating to Resolutions Passed

and Results of Voting at the 101st Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 24, 2025 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 101st Ordinary General Meeting of Shareholders of the Company held on June 19, 2025 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matter resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 19, 2025

(2)	Details of the matter resolved:

ITEM: Election of Twelve (12) Directors

Twelve (12) Directors were elected: Toshihiro Mibe, Noriya Kaihara, Katsushi Inoue, Eiji Fujimura, Asako Suzuki, Jiro Morisawa, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi, Ryoko Nagata, and Mika Agatsuma.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
ITEM Election of Twelve (12) Directors
Toshihiro Mibe	32,734,875	1,532,223	785,265	92.99	Approved
Noriya Kaihara	33,483,650	785,754	782,968	95.12	Approved
Katsushi Inoue	33,893,992	375,410	782,968	96.28	Approved
Eiji Fujimura	33,052,810	1,213,672	785,880	93.89	Approved
Asako Suzuki	33,070,150	1,204,491	777,721	93.94	Approved
Jiro Morisawa	33,084,031	1,185,360	782,970	93.98	Approved
Kunihiko Sakai	33,784,095	490,551	777,721	95.97	Approved
Fumiya Kokubu	33,038,293	1,221,846	792,225	95.97	Approved
Yoichiro Ogawa	33,674,194	600,452	777,721	95.66	Approved
Kazuhiro Higashi	33,567,622	707,024	777,721	95.36	Approved
Ryoko Nagata	34,097,345	177,308	777,721	96.86	Approved
Mika Agatsuma	33,690,055	584,596	777,721	95.70	Approved

Notes:

(i)	The requirement for approval of matter for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matter was duly resolved under the Companies Act. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.